WallachBeth Capital, LLC

<u>(SEC I.D. NO. 8-67936)</u>

FINANCIAL STATEMENTS
AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2018
AND
INDEPENDENT AUDITOR'S REPORT

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallachBeth Capital LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Harborside Financial Center Plaza 5, 185 Hudson Street, Suite 1410
             (No. and Street)

| Jersey City | NJ | 07311 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Oh   (646-998-7610)
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
        (Name – if individual, state last, first, middle name)

| 750 Third Avenue | New York | NY | 10017 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Wallach _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WallachBeth Capital LLC _____ , as

of _____December 31_____, 20 18____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

```
MARY RODRIGUEZ
Notary Public
State of New Jersey
Commission # 50068173
My Commission Expires 09/19/2022
```

_____
Signature

_____
CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLACHBETH CAPITAL, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of WallachBeth Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WallachBeth Capital LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2017.

New York, NY
February 22, 2019



Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

WALLACHBETH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2018

ASSETS

Cash and cash equivalents (Note 2)	$	3,899,616
Due from clearing broker (Note 2)		670,656
Commissions receivable (Note 2)		1,771,973
Marketable Securities (Note 4)		45,618
Furniture and fixtures,		561,354
net of accumulated depreciation of $287,587 (Note 2)		
Leasehold improvements,		407,578
net of accumulated amortization of $62,422 (Note 2)		
Other assets		851,891
Total assets	$	8,208,686

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,654,812
Deferred rent		790,292
Capital leases payable (Note 3)		200,198
Unearned Income (Note 2)		321,750
Total liabilities		2,967,052

Commitments and Contingencies (Notes 9 and 10)

Member's equity

Member's equity		5,241,634
Total member's equity		5,241,634
Total liabilities and member's equity	$	8,208,686

The accompanying notes are an integral part of these financial statements

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1 - ORGANIZATION

WallachBeth Capital, LLC (The "Company") is a Limited Liability Company organized in New York State in May 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission and is a Member of the National Futures Association ("NFA"). The Company is an "inter-market-broker" specializing in exchange-listed equity options and index products ETFs, equities and non-U.S equities. The Company operates on a fully-disclosed, agency only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of this rule. Essentially, the requirements of Paragraph (k)(2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains all related books and records as customarily kept by a clearing broker/dealer.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The Company's significant estimates include its allowance for doubtful accounts, useful life of property and equipment and Level 3 securities.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of three months or less, which are not held for sale in the ordinary course of business.

The Company has multiple sweep investment accounts with the money market funds investing US treasuries. As at December 31, 2018, the money market funds totaled approximately $3,469,000.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintains cash balances at a financial institution which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. Cash in excess of insured amounts approximated $191,000 at December 31, 2018. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Commissions Receivable, Allowance for Doubtful Accounts

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2018, the Company has not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

Depreciation and Amortization

Furniture and fixtures are being depreciated over their estimated useful lives (1-7 years). Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the improvements or the operating lease term.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Due from Clearing Broker

The clearing and depository operations for the Company's securities transactions are provided by a broker. At December 31, 2018, all of the securities owned and the majority of the amounts due from broker reflected in the Statement of Financial Condition is positioned with and amounts due from this broker. Subject to the clearing agreement between the Company and this clearing broker, the clearing broker has a lien and right of off-set against all amounts deposited and held in those accounts.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Grow NJ Tax Credit

The Company was approved for up to $3,712,500 of Grow New Jersey Assistance Act Tax Credit over a 10 year period starting tax year 2017. The Company is required to apply for the annual Grow New Jersey Assistance Act Tax Credit Certificate ("The Tax Credit Certificate") and the New Jersey Economic Development Authority reviews and approves the amount of the tax credit as having met all of the requirements of the Grow New Jersey Assistance Act Tax Credit Program ("The Program").

In February 2018, the Company was approved and received Year 2017 Tax Credit Certificate, which was sold for cash proceeds of $345,000. Under the term of the agreement, the Company is required to comply with the program for an additional 5 years after the 10 years eligibility period. The Company has recorded an unearned income of approximately $322,000 as at December 31, 2018.

Note 3 - CAPITAL LEASE

During the third quarter of 2017, the Company entered into certain leases for a portion of its property and equipment with a financial services company and equipment provider for a period of 3 years.

The following is an analysis of the leased assets included in equipment at December 31, 2018.

	December 31, 2018
Property and equipment	$ 365,246
Less: accumulated depreciation	(110,549)
Capital lease assets, net	$ 254,697

The estimated useful life of the property and equipment on the date of acquisition was 1 to 5 years and depreciation for the year ended December 31, 2018 for the respective property and equipment was $83,000. Capital lease liabilities to financial institutions and equipment providers are due in monthly installments totaling $11,023, including fixed interest rate of 5.47%. Maturity of the capital lease is July 2020, the outstanding capital lease liability was approximately $200,000 as of December 31, 2018.

Note 3 - CAPITAL LEASE (continued)

The following is a schedule by years of future minimum payments required under the capital lease with its present value as of December 31, 2018:

	Amount
2019	$ 132,277
2020	77,162
Total minimum lease payments	209,439
Less: amount representing interest	(9,241)
Net commitments	$ 200,198

Note 4 - FAIR VALUE MEASURMENT

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.*

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, due from clearing broker, commissions receivable, accounts payable, commissions payable, accrued expenses, deferred rent and capital lease obligation, approximate their fair values.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Note 4 - FAIR VALUE MEASURMENT (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table presents the Company's fair value hierarchy for those assets valued at fair value as of December 31, 2018:

<u>Fair Value Measurements Using</u>

	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$6,286	$6,286	-	-
Warrants Securities	39,332	-	-	39,332
Total	$45,618	$6,286		$39,332

The Company's investments are valued using Level 1 inputs and Level 3 inputs and consist of common stocks and warrants. The fair value of the common stocks is based on quoted prices in active markets and the fair value of the stock warrants is determined by using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility.

For the year ended December 31, 2018, the principal assumptions used in applying the Black-Scholes valuation model were as follows:

Note 4 - FAIR VALUE MEASURMENT (continued)

Life of warrant	2.8 years to 4.0 years
Risk free interest rate	2.26 % to 2.62 %
Volatility of underlying stock	74 % to 114 %
Dividend assumption	$0.00

The following table presents a reconciliation of the beginning and ending balances of fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2018.

	Total	Warrants	Equities
Balance, January 1, 2018	$ 232,755	$ 212,755	$ 20,000
Reclassification to Level 1	(20,000)		(20,000)
Unrealized loss	(173,423)	(173,423)	-
Balance, December 31, 2018	$ 39,332	$ 39,332	-

Note 5 - PENSION PLANS

The Company has a 401 (k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute up to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes a Safe Harbor contribution equal to 3% of compensation. Safe Harbor contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by management. Such contributions to the Plan are allocated among eligible participants in proportion of their salaries to the total salaries of all participants. Total contributions to the Plan amounted to approximately $199,000 for the year ended December 31, 2018.

The Company terminated its defined benefit pension plan ("Pension Plan"). The Pension Plan was initially amended to close participation and freeze benefit accruals in May 2014. The Company continued to fund the amount necessary to meet the funding requirements as defined by the Internal Revenue code. A Standard Termination Notice was filed to the Pension Benefit Guaranty Corporation in May 2018 and full distribution of benefit liabilities for all participants was completed in August 2018. $811,000 of the associated accumulated other comprehensive loss, caused by the previous actuary gain or loss, has been reclassified to pension plan expenses along with the adjustments on pension liabilities. Total approximately $318,000 of the contribution to the Pension Plan was made for the year of 2018.

Note 5 - PENSION PLANS (continued)

	Before Termination	Effect of Termination	After Termination
Assets and obligations:			
Accumulated benefit obligation	$ (1,614,744)		
Adjustment	134,610		
Project benefit obligation	(1,480,134)	$ 1,480,134	$ -
Balance, January 1, 2018	1,161,084		
Employer contribution	317,512		
Return on asset	1,538		
Plan assets at fair value	1,480,134	(1,480,134)	-
Accumulated other comprehensive loss:	811,243	(811,243)	-
Pension Liabilities after employer Contribution:	$ (136,148)	$ 136,148	$ -

Note 6 - ADOPTION OF NEW LEASE STANDARDS

In February 2016, the Financial Accounting Standards Board ("FASB") issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of operating lease right-of-use ("ROU") assets and lease liabilities on the statement of financial condition. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure new leases at the adoption date and recognize a cumulative-effect adjustment in the period of adoption using a modified retrospective approach, with certain practical expedients available.

The Company has completed its analysis of the new lease accounting, which was adopted on January 1, 2019, and has determined that there were material impacts on the statement of Financial Conditions and the Company's Computation of Net Capital. As of January 1, 2019, the Company has recognized a ROU asset of approximately $3,390,000 and a liability of $3,731,000. Upon the adoption of the new accounting standard, the Company also recognized an increase in net capital of approximately $449,000.

9

Note 6 - ADOPTION OF NEW LEASE STANDARDS (continued)

The Company has elected to adopt the new guidance using a modified retrospective approach. Accordingly, the new operating lease accounting will be applied prospectively in the Company's financial statements from January 1, 2019 forward and the reported financial information for historical comparable periods will not be revised and will continue to be reported under the accounting standards in effect during those historical periods. The new operating lease accounting requires enhanced disclosures, which will be included in the footnotes to the Company's financial statements beginning with the year ended December 31, 2019.

Note 7 - SUBSEQUENT EVENTS

The Company evaluates subsequent events for recognition and disclosure through the date the financial statements are available to be issued.

Note 8 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company policy to review, as necessary, the credit standing of each counterparty.

Note 9 - COMMITMENTS AND CONTINGENCIES

Office Lease

The Company leases its office space pursuant to lease agreement expiring March 31, 2028. The lease provides for scheduled increases in future minimum annual rental payments. The lease includes in the rent, an electric inclusion amount and a provision for additional rent, if applicable (calculated as the increase in operating expenses and taxes over the base year).

Note 9 - COMMITMENTS AND CONTINGENCIES (continued)

The lease includes scheduled base rent increases over the term of the lease. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease. In addition, under the terms of the lease the Company has capitalized approximately $470,000 of leasehold improvements that were provided for and paid for by the landlord as a lease incentive under the lease. These costs have been included in deferred rent and will be amortized over the term of the lease. The Company has recorded a deferred rent payable of approximately $790,000 as at December 31, 2018 to reflect the deferred lease incentive and the excess of rent expense over cash payments since inception of the lease.

The following is a schedule by year of future minimum rental payments required under the operating lease agreement.

Year	Annual lease payments
2019	$ 462,371
2020	516,155
2021	529,094
2022	542,383
2023	555,933
Thereafter	2,520,699
Total	$ 5,126,635

Note 10 - GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees its clearing broker against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial

Note 10 - GUARANTEES (continued)

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded a contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Note 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had Net Capital of $2,696,846 which was $2,504,094 in excess of its required net capital of $192,752. The Company's net capital ratio was 107.21%.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying WallachBeth Capital LLC Exemption Report, in which (1) WallachBeth Capital LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 22, 2019



WALLACHBETH CAPITAL, LLC Exemption Report

WallachBeth Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

WallachBeth Capital, LLC

I,   Michael Wallach   , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date: February 22, 2019